Terrance James Reilly Of Counsel Admitted in Pennsylvania and New Jersey	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109 Tel: 215-772-1500	Direct Dial: 215-772-7318 Fax: 215-772-7620 Email: treilly@mmwr.com

April 30, 2012

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Alternatives Fund, Inc.
1933 Act Registration No. 002-74436
1940 Act Registration No. 811-03287

Ladies and Gentlemen:

On February 29, 2012, New Alternatives Fund, Inc. (the “Fund”) filed with the U. S. Securities and Exchange Commission (the “Commission”), Post-Effective Amendment No. 35 to the Fund’s Registration Statement on Form N-1A (“PEA No. 35”). PEA No. 35 was filed pursuant to paragraph (a) (1) of Rule 485 under the Securities Act of 1933, as amended (the “1933 Act”). PEA No. 35 was filed to disclose the Fund’s change in principal underwriter.

On April 13, 2012, I received verbal comments on PEA No. 35 in a telephone call from Karen Risota of the Staff of the Division of Investment Management. Ms. Risota’s comments are in italics with the Fund’s responses below each comment.

Prospectus Comments.

1. Throughout the document, the Fund uses a statement of its intent to concentrate that reads: “The Fund concentrates at least 25% of its total assets in equity securities of companies which have an interest in alternative energy.” The Commission is requesting a more definite concentration statement. In particular, they don’t like the statement that an issuer need only have “an interest in Alternative Energy.”

The change you requested has been made. The Fund’s concentration statement has been reworded to read: “Under normal market conditions, at least 25% of the Fund’s total assets will be invested in equity securities of companies in the alternative energy industry.” Conforming changes have been made through out the prospectus and SAI.

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

April 30, 2012

2. In the section discussing short-term cash investments and temporary defensive strategies, the Commission requested that the Fund amend the statement that reads: “When current market, economic, political or other conditions are unstable and would impact the pursuit of the Fund’s investment objective, the Fund may invest up to 100% of its assets in such securities for temporary defensive purposes” to note that when the Fund is so invested it will be unable to meet its investment objective.

The change you requested has been made. The description of the Fund’s temporary defensive strategy has been amended to add the following sentence immediately after the sentence above: “To the extent such temporary defensive investments are made, the Fund may be unable to achieve its investment objective.”

3. Under “Principal Risks – Small-Cap Equity Securities Risk,” the Commission requested that the Fund replace the sentence that currently reads: “The Fund may invest in stocks of smaller companies,” to read: “Many of the Alternative Energy stocks that the Fund invests in may be small-cap equity securities.”

As per my discussions with Ms. Risota, and after discussions with Fund management, the small-cap risk disclosure was deleted in its entirety as no longer representing what the Fund principally invests in.

4. Under “Purchasing and Redeeming Fund Shares,” the Fund notes that you may “purchase shares by mail.” However, the next sentence on redemptions doesn’t mention “by mail.” The Commission asked if such a reference should be included?

The change you requested has been made. The Fund has added disclosure that reads: “You may redeem shares by mail or overnight delivery.”

5. Under “Illustrations of Advantages and Disadvantages of Different Areas of Possible Fund Investments – More Alternatives,” the Commission questioned the first sentence that reads: “The list of energy alternatives and environmental solutions cannot be exhaustive or the comments complete.”

The meaning of the sentence is that “alternative energy” is a constantly evolving industry with new technologies and solutions being constantly discovered. The sentence has been deleted and replaced with a new sentence that reads: “The list of energy alternatives and environmental solutions is not complete as technologies and opportunities continue to develop.”

6. The Commission asked that, in light of the Fund’s relationship with BNY Mellon, could the Fund be described as “advised by or sold through an insured depository institution,” and thus need the additional N-1A disclosures from Item 4 (b) (iii) of Form N-1A.

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

April 30, 2012

No change is necessary. The Fund is not advised by or sold through an insured depository institution. Also, its underwriting relationship with an affiliate of BNY Mellon is no longer effective.

Statement of Additional Information Comments.

1. The Commission questioned the inclusion of the term “solar” in fundamental investment restriction No. 16.

No change is necessary. I informed Ms. Risota that the Fund was originally named the “Solar Fund.” I also informed Ms. Risota that since the term was in a fundamental investment restriction, the Fund could make no change unless it submitted such a change to shareholders, which was a drastic action and an unnecessary expense that the Fund didn’t wish to incur. Ms. Risota agreed with my assessment and no action is necessary here.

2. Under the section entitled “Disclosure of Portfolio Holdings,” the Commission asked that the Fund review Form N-1A Item 16 (f) (vi), which asks for “the procedures that the Fund uses to ensure that disclosure of information about portfolio securities is in the best interests of Fund shareholders, including procedures to address conflicts between the interests of Fund shareholders, on the one hand, and those of the Fund’s investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other.” Currently, the Fund just states that the Fund’s code of ethics addresses potential conflicts of interest between the Fund and the staff of the Advisor. The Staff wanted the Fund to describe in greater detail such procedures.

In the Fund’s situation, there can be no conflicts of interest between the Fund and the staff of the Advisor as the Fund is the Advisor’s sole client. No other funds or separate accounts are managed. The portfolio managers do not privately manage any other money. The Fund has changed the language to disclose this lack of possible conflicts. It now reads: “With respect to the disclosure of portfolio holdings, since the Fund is the only client of the Advisor, there are no conflicts of interest between the Fund and the staff of the Advisor.”

3. Under the section entitled “Proxy Voting Policy,” the Commission asked that the Fund review Form N-1A Item 17 (f), which asks for “the procedures that the Fund uses when a vote presents a conflict between the interests of Fund shareholders, on the one hand, and those of the Fund’s investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other.”

Again, in the Fund’s situation, there can be no conflicts of interest between the Fund and the staff of the Advisor as the Fund is the Advisor’s sole client. The Fund has changed the language to disclose this lack of possible conflicts. It now reads: “With respect to the voting of proxies, since the Fund is the only client of the Advisor, there are no conflicts of interest between the Fund and the Advisor.”

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

April 30, 2012

On or before the effective date of PEA No. 35, the Fund shall file a new post-effective amendment to its Registration Statement on Form N-1A pursuant to paragraph (b) of Rule 485 under the 1933 Act to: (i) update financial information; (ii) incorporate by reference the audited financial information for the Fund for its most recent fiscal year ended December 31, 2011; (iii) add appropriate exhibits and consents; and (iv) respond to any material comments from the Commission. This new post-effective amendment will not contain any disclosures that would render it ineligible to become effective immediately pursuant to paragraph (b) of Rule 485 under the 1933 Act.

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I believe that this addresses all of the Staff’s comments. Questions concerning PEA No. 35 may be directed to Terrance James Reilly at (215) 772-7318.

Very truly yours,

/s/ TERRANCE JAMES REILLY

Terrance James Reilly

cc:	Genève McCoy
Karen Risota
David J. Schoenwald
Bonnie M. Scott